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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         FORM 12b-25


               NOTIFICATION OF LATE FILING
                                                      SEC File Number 000-33069


(Check One):
[X] Form 10-K           [ ] Form 11-K            [ ] Form 20-F
[ ] Form 10-Q           [ ] Form N-SAR

    For Period Ended:       July 31, 2001
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     -----------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

Commonwealth Energy Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

15901 Red Hill Avenue, Suite 100
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Address of Principal Executive Office (Street and Number)

Tustin, CA 92780
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

The Form 10-K was not filed within the prescribed period due to Registrant's currently pending Form 10 Registration Statement. Registrant is currently in the process of responding to the SEC Comment Letter in addition to completing amendments to the Registration Statement. The Registrant is working diligently on responding to the SEC Comment Letter and seeks additional time to file its 10-K Annual Report in the hopes of achieving a greater amount of consistency between the two documents. In light of our amendments of the Disclosure Statement in response to SEC comments, it has become a more arduous project than we anticipated to ensure consistency of the SEC Reports, which has necessitated additional time for filing. In addition, this will be Registrant's first filing of a 10-K Annual Report and finalizing the process has taken longer than expected.

We anticipate filing no later than October 31, 2001.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (11/91)
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               James L. Oliver                  714              481-6602
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                   (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     Net income increased to $60.5 million for fiscal 2001 an increase of $69.2 million from the $8.6 million loss for fiscal 2000. This increase is primarily attributable to a $93.8 increase in gross margin, offset in part by the provision for income taxes of $21.9 million. The key driver of the $93.8 million increase in gross margin was the significant increase in California electricity prices.


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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    10/30/01                              By: /s/ IAN B. CARTER
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                                                       Ian B. Carter
                                                       Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).